April 29, 2022

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager- Listing

BSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE:WIT)

Dear Sir/Madam,

Sub: Outcome of Board Meeting

The Board of Directors of Wipro Limited, have at their meeting held over April 28-29, 2022, which concluded at 3.35 PM on April 29, 2022, considered and approved the following:

1.

Financial results of the Company for the quarter and year ended March 31 , 2022. Pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the Audited Standalone and Consolidated financial results under lndAS and Audited Consolidated financial results under IFRS for the quarter and year ended March 31, 2022, together with the Auditor’s Report. The financial results are also being made available on the Company’s website at www.wipro.com.

2.

Recommendation of re-appointment of Deloitte Haskins & Sells, LLP (“Deloitte”), Chartered Accountants (Registration No. 117366W/W-100018) as the Statutory Auditors of the Company, subject to the approval of shareholders of the Company. This reappointment is for a second term of 5 consecutive years commencing from financial year 2022-23 and ending with financial year 2026-27.

Deloitte is a leading global provider of audit services.

Thanking You,

For Wipro Limited

M Sanaulla Khan
Company Secretary

ENCL: As Above